FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of March 2004


                              STELMAR SHIPPING LTD.
                 (Translation of registrant's name into English)

                                  Status Center
                                 2A Areos Street
                              Vouliagmeni, GR 16671
                                 Athens, Greece

                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F  X             Form 40-F
                                      -----                    -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes            No  X
                                       -----         -----

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto are the The Notice of 2004 Annual Meeting of Shareholders, Proxy Statement and Proxy Card of Stelmar Shipping Ltd., mailed to Shareholders on or about March 26, 2004.

                                                                  March 26, 2004


                             TO THE SHAREHOLDERS OF
                              STELMAR SHIPPING LTD.


     Enclosed is a Notice of an Annual Meeting of Shareholders ("Notice") of Stelmar Shipping Ltd. (the "Company") which will be held at the offices of Seward & Kissel LLP, One Battery Park Plaza, New York, New York on April 20, 2004 at 10:30 a.m. (Eastern Daylight Time).

     At this Annual Meeting (the "Meeting"), shareholders of the Company will consider and vote upon a proposal (i) to elect one Director to serve until the 2007 Annual Meeting of Shareholders; and (ii) to ratify and approve the appointment of Ernst & Young as the Company's independent auditors for the fiscal year ending December 31, 2004.

     You are cordially invited to attend the Meeting in person. Whether or not you plan to attend the Meeting, please sign, date and return as soon as possible the enclosed proxy in the enclosed stamped, self-addressed envelope. If you attend the Meeting, you may revoke your proxy and vote your shares in person.

     IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS LISTED IN THE PROXY STATEMENT.


                                           Very truly yours,


                                           Peter Goodfellow
                                           Chief Executive Officer

                              STELMAR SHIPPING LTD.
                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                                 APRIL 20, 2004



     NOTICE IS HEREBY given that the Annual Meeting of the shareholders of Stelmar Shipping Ltd. (the "Company") will be held on April 20, 2004, at 10:30 a.m., Eastern Daylight Time, at the offices of Seward & Kissel LLP, One Battery Park Plaza, New York, New York, for the following purposes, of which items 1 and 2 are more completely set forth in the accompanying Proxy Statement:

     1. To elect one director to serve until the 2007 Annual Meeting of shareholders;

     2. To ratify and approve the appointment of Ernst & Young as the Company's independent auditors for the fiscal year ending December 31, 2004; and

     3. To transact other such business as may properly come before the meeting or any adjournment thereof.

         The Board of Directors has fixed the close of business on March 19, 2004, as the record date for the determination of the shareholders entitled to receive notice and to vote at the Annual Meeting or any adjournment thereof.

     IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS LISTED ABOVE.

     In the event you decide to attend the meeting, you may revoke your proxy and vote in person.



                                             BY ORDER OF THE BOARD OF DIRECTORS

                                             Olga Lambrianidou
                                             Secretary

March 26, 2004
Athens, Greece

                              STELMAR SHIPPING LTD.
                                  STATUS CENTER
                                 2A AREOS STREET
                              VOULIAGMENI GR 16671
                                 ATHENS, GREECE

                             ----------------------

                                 PROXY STATEMENT
                                       FOR
                         ANNUAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON APRIL 20, 2004
                            ------------------------


                 INFORMATION CONCERNING SOLICITATION AND VOTING


GENERAL
-------

     The enclosed proxy is solicited on behalf of the Board of Directors (the "Board" or the "Directors") of Stelmar Shipping Ltd., a Liberian corporation (the "Company"), for use at the Annual Meeting of Shareholders to be held at the offices of Seward & Kissel LLP, One Battery Park Plaza, New York, New York, on April 20, 2004, at 10:30 a.m. Eastern Daylight Time, or at any adjournment or postponement thereof (the "Meeting"), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed on or about March 26, 2004, to shareholders of the Company entitled to vote at the Meeting.

VOTING RIGHTS AND OUTSTANDING SHARES
------------------------------------

     The outstanding securities of the Company on March 19, 2004 (the "Record Date"), consisted of 17,391,188 shares of common stock, par value $0.02 (the "Common Shares"). Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. One or more shareholders representing at least a majority of the total voting rights of the Company present in person or by proxy at the Meeting shall be a quorum for the purposes of the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted for the proposals set forth on the Notice of Annual Meeting of Shareholders.

     The Common Shares are listed on the New York Stock Exchange ("NYSE") under the symbol "SJH."

REVOCABILITY OF PROXIES
-----------------------

     A shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company's registered office, Status Center, 2A Areos Street, Vouliagmeni, GR, 16671, Athens, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

                                  PROPOSAL ONE

                              ELECTION OF DIRECTORS

     The Company currently has seven directors. As provided in the Company's By-Laws, the Board of Directors is divided into three classes, which shall be as nearly equal as possible. Currently, there is one Director in Class Three. The term of that Director will expire as of the Meeting, the terms of the members of Class One will expire as of the annual meeting of shareholders for the year 2005, and the terms of the members of Class Two will expire as of the annual meeting of shareholders for the year 2006. Upon expiration of the terms of the members of a class as set forth above, the terms of their successors in that class will continue until the third annual meeting of shareholders following the election of such Directors and until their successors are duly elected and qualify. Each Director shall serve his respective term of office until his successor is elected or appointed or until his earlier resignation or removal.

     Mr. Stamatis Molaris is currently the sole Director constituting Class Three. Mr. George Karageorgiou, a former member of Class Three, resigned from the Board effective March 18, 2004.

     Accordingly, the Board of Directors has nominated Mr. Molaris for election as a member of Class Three whose term, as a class, would expire at the 2007 Annual Meeting.

     Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following nominee. It is expected that this nominee will be able to serve, but if before the election it develops that the nominee is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee as the current Board of Directors may recommend.

Nominee For Election To The Company's Board Of Directors

         Information concerning the nominee for Director of the Company is set forth below:

Name                       Age            Position
----                       ---            --------

Stamatis Molaris           41             Director and Chief Financial Officer

     Stamatis Molaris has been the Chief Financial Officer and a Director since August 1993. His directorship expires in 2004 and he is currently up for re-election at the Meeting. Prior to his employment with the Company, he served as an audit manager for Arthur Andersen for six years. Mr. Molaris obtained an undergraduate degree in Business Administration and Economics from Richmond College in London and a post-graduate degree in Finance from Strathclyde University of Glasgow. His business address is Status Center, 2A Areos Street, Vouliagmeni, GR, 16671, Athens, Greece. Please also see below under "Additional Disclosure".

     Audit Committee. The NYSE currently has a rule requiring U.S. domestic companies and foreign private issuers to establish audit committees consisting of independent directors. This rule does not apply to the Company, which is a "foreign private issuer" until July 2005. However, the Company voluntarily submits to the audit committee rule. Accordingly, the Company's Board of Directors has established an Audit Committee, consisting of three independent directors. The Audit Committee currently consists of Messrs. Roger Haynes,
Thomas N. Amonett and Ms. Eileen Kamerick. Mr. Amonett is the chairman of the Audit Committee. At the next meeting of the Board of Directors, following the Meeting, Mr. Haynes expects to retire from the Board. At such time, the remaining Directors shall nominate a suitable replacement to act on the Audit Committee and the Board of Directors.

     Remuneration Committee. The Company's Board of Directors has established a Remuneration Committee to provide assistance to the Board of Directors in fulfilling their responsibility for ensuring that remuneration and benefit packages offered to the executive officers and other employees of the Company are consistent with the Company's remuneration objectives. The members of the Remuneration Committee are Messrs. Terence Coghlin and Roger Haynes. Roger Haynes currently is the Chairman of the Remuneration Committee. As mentioned above, Mr. Karageorgiou, formerly a member of the Remuneration Committee, resigned from the Board on March 18, 2004 and Mr. Haynes expects to retire from the Board at the next meeting of the Board of Directors following the Meeting. The remaining Directors shall nominate suitable replacements to act on the Remuneration Committee and the Board of Directors.

     Nominating Committee. The Company's Board of Directors has established a Nominating Committee to, as and when so required by the Board of Directors, assist the Board of Directors in (1) identifying individuals qualified to become members of the Board of Directors; (2) reviewing shareholder proposals for nomination to the Board of Directors; and (3) when requested, identifying individuals qualified to serve as senior executives of the Company. The current members of the Nominating Committee are Messrs. Terence Coghlin and Thomas N. Amonett. Terence Coghlin is the current Chairman of the Nominating Committee. As mentioned above, Mr. Karageorgiou, formerly a member of the Nominating Committee, resigned from the Board on March 18, 2004. The Board shall nominate suitable replacements to act on the Nominating Committee as the Board deems necessary.

     Additional Disclosure. On October 27 and November 10, 2003, Peter Goodfellow, the Chief Executive Officer of the Company, and Stamatis Molaris, the Chief Financial Officer of the Company, respectively, took non-interest bearing advances from the Company in the amount of (pound)100,000 and $125,000, in apparent violation of applicable U.S. law prohibiting loans by public companies to their directors and executive officers. These advances were repaid on February 9 and 10, 2004, respectively. The Company believes that the advances were taken based on the executives' mistaken belief that the prohibition on loans under U.S. law did not encompass short term advances and thus were not legally prohibited. The Board of Directors, with the two executives involved having removed themselves from its deliberations, imposed fines on the Chief Executive Officer and the Chief Financial Officer in the amount of $50,000 and $30,000 respectively, which each has paid to the Company. The Board also instituted additional controls on payments to the Company's directors and executive officers.

     Required Vote. Approval of Proposal One will require the affirmative vote of the majority of the votes cast by shareholders entitled to vote and voting at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTOR. PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH PROPOSED DIRECTOR UNLESS A CONTRARY VOTE IS SPECIFIED.

                                  PROPOSAL TWO

                   RATIFICATION AND APPROVAL OF APPOINTMENT OF
                              INDEPENDENT AUDITORS

     The Board is submitting for ratification and approval at the Meeting the selection of Ernst & Young as the Company's independent auditors for the fiscal year 2004.

     Ernst & Young has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company's independent auditors.

     All services rendered by the independent auditors are subject to review by the Audit Committee.

     Required Vote. Approval of Proposal Two will require the affirmative vote of the majority of the votes cast by shareholders entitled to vote and voting at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION AND APPROVAL OF THE APPOINTMENT OF ERNST & YOUNG AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE 2004 FISCAL YEAR. PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH RATIFICATION AND APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION
------------

     The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, telegraph, or personal contact. The Board of Directors may retain the services of Mellon Investor Services LLC, for soliciting proxies from those entities holding shares in street name.

EFFECT OF ABSTENTIONS
---------------------

     Abstentions will not be counted in determining whether Proposals One or Two have been approved.

                                  OTHER MATTERS

     No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.


                                                     By Order of the Directors

                                                     Olga Lambrianidou
                                                     Secretary


March 26, 2004
Athens, Greece

                              STELMAR SHIPPING LTD.

               PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
                     FOR THE ANNUAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON APRIL 20, 2004


     The undersigned shareholder of Stelmar Shipping Ltd. (the "Company") hereby appoints Peter Goodfellow and Olga Lambrianidou, and each of them individually, with full power of substitution, attorneys and proxies for the undersigned and authorizes them to represent and vote, as designated on the reverse side, all of the shares of Common Stock of Stelmar Shipping Ltd. which the undersigned may be entitled, in any capacity, to vote at the Annual Meeting of Shareholders to be held at the offices of Seward & Kissel LLP, One Battery Park Plaza, New York, New York, on April 20, 2004, at 10:30 a.m. Eastern Daylight Time and at any adjournments or postponements thereof, for the following purposes, and with discretionary authority as to any other matters that may properly come before the meeting. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED "FOR" THE ELECTION AS A DIRECTOR OF THE NAMED NOMINEE AND "FOR" ITEM 2.


    Address Change/Comments (Mark the corresponding box on the reverse side)

    ------------------------------------------------------------------------

    ------------------------------------------------------------------------

THIS PROXY WILL BE VOTED AS DIRECTED, OR IF NO DIRECTION IS INDICATED, WILL BE VOTED "FOR" ITEMS 1 AND 2. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

                                Please mark here for address change
                                or comments          /    /
                                SEE REVERSE SIDE

The Board of Directors recommends a vote FOR Items 1 and 2.

ITEM 1.   Election of Director.             FOR                WITHHOLD
NOMINEE:                              the nominee listed       AUTHORITY
                                                               to vote for the
                                                               nominee listed

Stamatis Molaris                          /     /                /      /

ITEM 2.
Appointment of Ernst & Young as             FOR      AGAINST   ABSTAIN
independent auditors for the               /  /       /  /      /  /
fiscal year 2004.

ITEM 3.
To transact other such business as may
properly come before the meeting or any
adjournment thereof.


                                       If you plan to attend
                                       the Annual Meeting, please
                                       mark the WILL ATTEND box.  WILL ATTEND
                                                                      /  /


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Signature____________________Signature____________________Date_______________

Note: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                              STELMAR SHIPPING LTD.
                                  (registrant)




Dated:  March 26, 2004                      By: /s/ Olga Lambrianidou
                                                ---------------------
                                            Name:    Olga Lambrianidou
                                            Title:   Corporate Secretary

02509.0004 #473576